02041692

RECD S.E.C.
JUN 1 9 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**Form 6–K**

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

UNITED BISCUITS FINANCE PLC
(Translation of Registrant's Name into English)

**Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE**
(Address Of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - _____.

# UNITED BISCUITS FINANCE plc

# Quarterly Report

## First Quarter 2002



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**UNITED BISCUITS FINANCE plc**

**INDEX TO QUARTERLY REPORT**



**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS**

This report includes statements that are, or may deemed to be, "forward-looking statements" within the meaning of U.S. securities laws. The terms "anticipates," "expects," "intends," "may," "will" or "should" and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in the company's annual report on Form 20-F filed with the SEC on April 10, 2002 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

## UNITED BISCUITS FINANCE plc
## FINANCIAL AND OPERATING HIGHLIGHTS

**Financial Summary**

Turnover from continuing operations in the first quarter of 2002 decreased by 1% compared to the first quarter of 2001. Excluding turnover relating to the North African business acquired by the company from Nabisco in April 2001, turnover declined by 1.1%. EBITDA from continuing operations before exceptional items increased by £4.8 million or 15.7% to £35.4 million for the first quarter of 2002 compared to the first quarter of 2001. Excluding EBITDA relating to the North African business, underlying EBITDA before exceptional items from continuing operations increased by £4.6 million or 15.2%.

| | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001 |
|---|---|---|
| **Continuing Operations**[1] | | |
| Turnover | 342.5 | 345.9 |
| Cost of sales | (192.1) | (199.4) |
| Gross profit | 150.4 | 146.5 |
| Distribution, selling & marketing costs | (108.9) | (110.7) |
| Administrative expenses | (22.5) | (22.3) |
| Other income | 0.6 | - |
| Operating profit before exceptional items and goodwill | 19.6 | 13.5 |
| Adjusted EBITDA[2] | 35.4 | 30.6 |
| **Total Operations** | | |
| Profit/(loss) before interest and tax | 1.9 | (3.1) |
| Interest | (43.4) | (50.8) |
| Tax | (3.6) | (0.8) |
| Loss on ordinary activities after tax | (45.1) | (54.7) |
| Cash inflow before use of liquid resources | 22.5 | 15.3 |

1 Continuing operations include the results of the Tunisian business the company acquired from Nabisco from April 20, 2001, the date of the company's acquisition of the Tunisian business. The company's continuing operations do not include the operations the company is acquiring from Nabisco in the Middle East, the acquisition of which has not been completed.

2 EBITDA is defined as earnings before interest, tax, depreciation and goodwill amortisation. Adjusted EBITDA represents operating profit, excluding share of profit of joint ventures, before exceptional items, goodwill amortisation and depreciation of tangible fixed assets.



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**UNITED BISCUITS FINANCE plc**
**FINANCIAL AND OPERATING HIGHLIGHTS**

## Operating Summary

- **Priority brand growth**

  A key element of the company's strategy is to increase the scale and strength of its priority brands. In the first quarter of 2002, the company continued to drive branded turnover which increased by 1% over the first quarter of 2001.

  The company remains committed to its programme of marketing and new product innovation and the launches scheduled for the first quarter 2002 took place as expected. The new products were launched towards the end of the first quarter of 2002 and therefore the sales benefit attributable to our new product development will start to be reflected in our results for the second quarter.

- **Organisation alignment**

  Alignment of the overall business organisation was largely completed during 2001. The company has also completed its review of brand and market portfolio prioritisation, which will further drive organisational alignment with prioritisation of resources based on priority brands and markets.

- **Urgent & substantial cost release**

  To enable the company to achieve its short term financial goals and release additional funds to invest in its key brands, the company has continued to drive forward its cost release programme which resulted in savings of £30 million in 2001.

  The company announced in September 2001 that a full review of its overhead structures that support manufacturing processes was underway. The results of this review are now being implemented across the UK and Northern Europe.

  A key element of our cost release strategy is the substantial improvement in profitability of our international businesses. As part of this strategy, the company completed the closure of the Ede factory in the Netherlands in the first quarter of 2002 and announced the closure of its biscuit factory in Aguilar, Spain, which is expected to occur at the end of 2002.

- **Pending Acquisitions / Dispositions**

  During the first quarter of 2002, the company made further progress in completing the pending acquisitions and dispositions undertaken in connection with the UB acquisition in 2000. The company completed the disposition of its operations in China on March 25, 2002. The results of the operations in China have not been consolidated subsequent to April 14, 2000. We continue to progress the completion of the company's pending acquisition of the Middle Eastern interests of Nabisco.



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UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

## CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

| | Note | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001 |
|---|---|---|---|
| | | (£ millions) | |
| **Turnover** | | | |
| Continuing operations | 2 | 342.5 | 345.9 |
| Cost of sales | | (192.1) | (199.4) |
| Gross profit | | 150.4 | 146.5 |
| Net operating expenses | | (148.6) | (149.5) |
| **Group operating profit/(loss)** | | | |
| Continuing operations before exceptionals and goodwill amortisation | 2 | 19.6 | 13.5 |
| Operational exceptional items | 6 | (6.5) | (5.4) |
| Goodwill amortisation | | (11.3) | (11.1) |
| | | 1.8 | (3.0) |
| Share of operating profit in joint ventures | | | |
| Continuing operations | | 0.1 | 0.1 |
| Discontinued operations | | - | 0.7 |
| | | 0.1 | 0.8 |
| **Operating profit/(loss)** | 3 | 1.9 | (2.2) |
| Loss on disposal of businesses | | - | (0.9) |
| **Loss before interest** | | 1.9 | (3.1) |
| Interest | 4 | (43.4) | (50.8) |
| **Loss on ordinary activities before tax** | | (41.5) | (53.9) |
| Taxation | | (3.6) | (0.8) |
| **Loss on ordinary activities after tax** | | (45.1) | (54.7) |



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## UNITED BISCUITS FINANCE plc
## CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
## (UNAUDITED)

| | Note | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001 |
|---|---|---|---|
| | | (£ millions) | |
| Loss for the period | | (45.1) | (54.7) |
| Translation differences on foreign currency net investments | | 0.2 | 0.7 |
| | | (44.9) | (54.0) |
| Prior year adjustment [(1)] | 1 | (9.1) | (36.3) |
| **Total recognised losses relating to the period** | | (54.0) | (90.3) |

[(1)] The prior year adjustment is in respect of the 52 week period ended December 29, 2001 and December 30, 2000, respectively.



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## UNITED BISCUITS FINANCE plc
## CONDENSED CONSOLIDATED BALANCE SHEETS
## (UNAUDITED)

| | Note | At April 20, 2002 | (Audited) At December 29, 2001 (restated) [1] |
|---|---|---|---|
| | | (£ millions) | |
| **Fixed assets** | | | |
| Intangible assets | | 664.5 | 675.8 |
| Tangible assets | | 439.1 | 442.5 |
| Investments - joint ventures | | 3.1 | 3.0 |
| | | **1,106.7** | **1,121.3** |
| **Current assets** | | | |
| Stocks | | 73.2 | 72.9 |
| Debtors | | 280.9 | 298.5 |
| Assets held for disposal | | - | 38.2 |
| Taxation | | 0.2 | 0.5 |
| Cash and short-term deposits | | 52.1 | 36.8 |
| | | **406.4** | **446.9** |
| **Creditors: amounts falling due within one year** | | | |
| Trade and other creditors | | 291.3 | 316.7 |
| Loans, overdrafts and finance lease obligations | 5 | 27.1 | 35.5 |
| | | **318.4** | **352.2** |
| **Net current assets** | | **88.0** | **94.7** |
| **Total assets less current liabilities** | | **1,194.7** | **1,216.0** |
| **Creditors: amounts falling due after more than one year** | | | |
| Loans and finance lease obligations | 5 | 692.3 | 690.3 |
| Amount due to parent company | | 679.5 | 657.0 |
| Other creditors | | 1.4 | 1.5 |
| Taxation | | 13.9 | 13.9 |
| | | **1387.1** | **1362.7** |
| **Provisions for liabilities and charges** | | 57.6 | 58.3 |
| | | **(250.0)** | **(205.0)** |
| **Capital and reserves** | | | |
| Called-up share capital | | 2.0 | 2.0 |
| Profit and loss account | | (252.0) | (207.0) |
| **Shareholders' funds** | | **(250.0)** | **(205.0)** |

[1] The comparative figures for 2001 have been restated to reflect the prior year adjustment resulting from the adoption of FRS19 (see Note 1).

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

| | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001 |
|---|---|---|
| | (£ millions) | |
| **Reconciliation of operating profit to net cash inflow from operating activities** | | |
| **Operating profit/(loss)** | 1.9 | (2.2) |
| Exceptional charges to operating profit | 6.5 | 5.4 |
| **Operating profit before exceptionals** | 8.4 | 3.2 |
| Depreciation and goodwill amortisation | 27.1 | 28.2 |
| Decrease/(increase) in stocks | 0.1 | (16.9) |
| Decrease in debtors | 18.6 | 1.7 |
| Decrease in creditors | (36.4) | (31.1) |
| Expenditure against rationalisation provisions and operating exceptionals | (10.9) | (3.1) |
| Other | - | (0.7) |
| **Net cash inflow/(outflow) from operating activities** | 6.9 | (18.7) |
| **Cash flow statement** | | |
| Net cash inflow/(outflow) from operating activities | 6.9 | (18.7) |
| Net cash outflow from returns on investments and servicing of finance | (11.4) | (18.4) |
| Tax refunded/(paid) | 0.2 | (0.7) |
| Net cash outflow from capital expenditure and financial investment | (11.4) | (7.6) |
| Net cash inflow from acquisitions and disposals | 38.2 | 60.7 |
| **Cash inflow before use of liquid resources and financing** | 22.5 | 15.3 |
| Net cash inflow/(outflow) from management of liquid resources | 0.8 | (20.0) |
| Net cash inflow from financing | - | 64.8 |
| Increase/(decrease) in cash in the period | 21.7 | (29.5) |
| | 22.5 | 15.3 |
| **Reconciliation of net cash flow to movement in net borrowings** | | |
| **Net borrowings at beginning of period** | (689.0) | (725.5) |
| Cash inflow before use of liquid resources and financing | 22.5 | 15.3 |
| Costs of raising finance | - | 9.5 |
| Foreign exchange translation difference | (0.8) | (0.1) |
| **Movement in net borrowings in the period** | 21.7 | 24.7 |
| **Net borrowings at end of period** | (667.3) | (700.8) |



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## UNITED BISCUITS FINANCE plc
## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS (UNAUDITED)

| | Share capital | Profit and loss account | Total |
|---|---|---|---|
| | | (£ millions) | |
| At December 31, 2001 (as reported) | 2.0 | (197.9) | (195.9) |
| Prior year adjustment – deferred tax (see Note 1) | | (9.1) | (9.1) |
| At December 31, 2001 (as restated) | 2.0 | (207.0) | (205.0) |
| Retained loss for the period | - | (45.1) | (45.1) |
| Exchange differences | - | 0.1 | 0.1 |
| At April 20, 2002 | 2.0 | (252.0) | (250.0) |



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UNITED BISCUITS FINANCE plc
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

**Basis of accounting and change in accounting policy**
The financial statements are prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards.

In preparing the financial statements for the current period, the group has adopted FRS 19 "Deferred Tax". The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax and as a result, deferred tax is now recognised in accordance with the accounting policy described below. This change in accounting policy has resulted in a prior year adjustment for the group, reducing shareholder funds at December 30, 2000 by £36.3 million and at December 29, 2001 by £9.1 million. The provision for deferred taxation has been increased by £17.7 million at December 29, 2001 (£45.3 million at December 30, 2000) and the goodwill that arose on the acquisition of United Biscuits (Holdings) Ltd has been increased by £9.4 million. The impact on the current quarter to April 20, 2002 has been to increase the provision for deferred taxation by £2.9 million.

**Basis of consolidation**
The financial statements of the company consolidate the accounts of the company and their respective subsidiaries, together with the group's share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated and the group's share of the results of joint ventures are included for the periods from the effective date of acquisition or to the effective date of sale.

The Company's continuing operations have been divided into seven segments reflecting the internal operational management structure of the Company. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central.

**Turnover**
Turnover consists of sales to third parties after trade discounts and excludes sales related taxes.

**Revenue recognition**
Sales are recognised based on confirmed deliveries to customers.

**Research and development**
Expenditure on research and development is written off as incurred.

**Foreign currency translation**
The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the period end. Exchange differences arising on the re-translation of opening net assets are taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, Group equity investments in foreign enterprises, which are taken directly to reserves together with the exchange difference on the net investment in these subsidiaries.



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1. **Accounting policies (continued)**

**Commodity purchases**
Certain commodities are purchased on the futures market in order to reduce the exposure to changes in the cost of ingredients. When contracts are closed, the realised surpluses and deficits are applied against the cost of the related ingredients in the year of delivery.

**Taxation**
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

- provision is made for gains which have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will again be rolled over into further replacement assets;

- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

**Exceptional items**
Items which are of an exceptional nature by virtue of their size or incidence are included within operating profit unless they represent profits or losses on the sale or termination of a business, costs of fundamental reorganisation or restructuring having a material effect on the nature and focus of the Group, or profits or losses on the disposal of fixed assets. In these cases, separate disclosure is provided in the profit and loss account after operating profit.

**Pension funding**
Pension costs are charged to the profit and loss account over the average expected service lives of current employees. Actuarial surpluses are amortised, on a level capital basis, over the expected remaining service lives of current employees. Differences between amounts charged to the profit and loss account and payments made to the schemes are treated as prepayments or provisions in the balance sheet.



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1. **Accounting policies (continued)**

**Financial instruments**

Derivative financial instruments are used by the Group to manage foreign currency, commodity and interest rate exposures. Amounts payable or receivable in respect of interest rate swap agreements are recognised as adjustments to the interest charge over the period of the contract. Gains or losses on forward and option contracts for foreign currency and commodities are recognised in the profit and loss account when the hedged transaction occurs. Payments made to secure a hedge, or unrealised profits generated prior to maturity, are included in the balance sheet as prepayments or accruals respectively, pending amortisation to the profit and loss account over the period of usage of the hedged commodity.

Option premiums paid are recognised in the profit and loss account as incurred. Premiums and discounts arising on financial liabilities are amortised over the remaining life of the instrument concerned.

**Goodwill**

On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net tangible assets acquired and to intangible assets where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of these assets, the difference is treated as goodwill and is capitalised on the consolidated balance sheet. Goodwill, and where appropriate, separately identified intangibles, are amortised in equal instalments over their useful economic lives which, in the absence of indications to the contrary will be assumed to be no more than 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

**Tangible fixed assets**

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual instalments, principally at the following rates:

| | |
|---|---|
| Land and buildings | - 1.5% unless short leasehold |
| Short leaseholds | - over the life of the lease |
| Plant | - 3% to 15% per annum |
| Vehicles | - 20% to 30% per annum |
| Fixtures and fittings | - 10% to 33% per annum |

Assets under construction are capitalised as part of fixed assets but are not depreciated until such time as construction is complete when they are transferred into the appropriate category of fixed assets and depreciated accordingly.

The carrying values of tangible fixed assets are reviewed where there are indications of impairment.

**Government grants**

Capital grants received in respect of any fixed assets are credited to deferred income and amortised to the profit and loss account over the economic useful lives of the assets to which they relate.



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1. **Accounting policies (continued)**

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials and goods for resale is determined on a first-in, first-out basis. Cost in the case of products manufactured by Group companies comprises direct material and labour costs together with appropriate factory overheads.

**Leasing and hire purchase commitments**

Assets obtained under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the primary lease and represents a constant proportion of the balance of capital repayments outstanding. Rentals paid under operating leases are charged to income on a straight line basis over the term of the lease.

**Advertising costs**

Advertising costs are expensed as incurred.

**Software development costs**

Costs incurred in developing software for internal use are capitalised when the software reaches the application development stage and are amortised over the expected useful economic life of the software.

Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

## 2. Segmental analysis

| | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001[(1)] |
|---|---|---|
| | (£ millions) | |
| **Turnover** | | |
| Biscuits – UK | 137.7 | 141.1 |
| Biscuits – Northern Europe | 56.5 | 55.0 |
| Biscuits – Southern Europe | 40.9 | 36.5 |
| UK Snacks | 82.9 | 88.6 |
| General Export | 16.2 | 15.2 |
| Other | 8.3 | 9.5 |
| | 342.5 | 345.9 |
| **Group operating profit/(loss) before goodwill and exceptional items** | | |
| Biscuits – UK | 15.9 | 14.1 |
| Biscuits – Northern Europe | (1.3) | (4.5) |
| Biscuits – Southern Europe | 3.2 | 1.6 |
| UK Snacks | 4.5 | 6.3 |
| General Export | 2.0 | 0.9 |
| Other | (1.0) | (1.3) |
| Central | (3.7) | (3.6) |
| | 19.6 | 13.5 |
| **Goodwill and operating exceptional items** | | |
| Biscuits – UK | (1.0) | (0.9) |
| Biscuits – Northern Europe | (1.7) | (0.3) |
| Biscuits – Southern Europe | (1.3) | - |
| UK Snacks | - | - |
| General Export | - | (2.6) |
| Other | - | - |
| Central | (13.8) | (12.7) |
| | (17.8) | (16.5) |
| **Group operating profit/(loss)** | | |
| Biscuits – UK | 14.9 | 13.2 |
| Biscuits – Northern Europe | (3.0) | (4.8) |
| Biscuits – Southern Europe | 1.9 | 1.6 |
| UK Snacks | 4.5 | 6.3 |
| General Export | 2.0 | (1.7) |
| Other | (1.0) | (1.3) |
| Central | (17.5) | (16.3) |
| | 1.8 | (3.0) |

(1) The comparative figures for 2001 have been restated to reflect the change in method of apportioning corporate overhead expenditure.



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## 3. Operating Loss

Operating loss is further analysed as follows:

| | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001 | | |
|---|---|---|---|---|
| | Continuing operations | Continuing operations | Discontinued operations | Total |
| | (£ millions) | | (£ millions) | |
| Turnover | 342.5 | 345.9 | - | 345.9 |
| Cost of sales | (192.1) | (199.4) | - | (199.4) |
| Gross profit | 150.4 | 146.5 | - | 146.5 |
| Distribution, selling and marketing costs | (108.9) | (110.7) | - | (110.7) |
| Administrative expenses | (22.5) | (22.3) | - | (22.3) |
| Other income | 0.6 | - | - | - |
| Group operating profit/(loss) before goodwill and exceptional items | 19.6 | 13.5 | - | 13.5 |
| Goodwill amortisation | (11.3) | (11.1) | - | (11.1) |
| Operating exceptional items | (6.5) | (5.4) | - | (5.4) |
| Group operating profit/(loss) | 1.8 | (3.0) | - | (3.0) |
| Share of operating profit in joint ventures | 0.1 | 0.1 | 0.7 | 0.8 |
| Operating profit/(loss) | 1.9 | (2.9) | 0.7 | (2.2) |



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## 4. Interest

| | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001 |
|---|---|---|
| | (£ millions) | |
| **Interest payable** | | |
| Senior Credit Facility | 11.1 | 11.0 |
| Senior Subordinated Bridge | - | 13.0 |
| Senior Subordinated Notes | 7.2 | 0.3 |
| US$125 million 9.0% guaranteed notes 2001 | - | 2.4 |
| Interest rate swaps | 2.0 | 0.1 |
| Bank overdrafts | 0.5 | 0.8 |
| Interest payable to related companies | 22.5 | 20.1 |
| Amortised finance charges | 1.1 | 5.6 |
| | 44.4 | 53.3 |
| **Interest receivable** | | |
| Short term deposits | 1.0 | 2.0 |
| Interest rate swaps | - | 0.8 |
| | 1.0 | 2.8 |
| Interest payable by joint ventures | - | 0.3 |
| | 43.4 | 50.8 |

## 5. Borrowings

| | At April 20, 2002 | At December 29, 2001 |
|---|---|---|
| | (£ millions) | |
| **Senior Credit Facility** | | |
| Term Loan A | 267.9 | 267.9 |
| Term Loan B | 109.1 | 109.1 |
| Term Loan C | 109.1 | 109.1 |
| Term Loan D | 36.9 | 36.8 |
| | 523.0 | 522.9 |
| 10.750% Sterling senior subordinated notes 2011 | 120.0 | 120.0 |
| 10.625% Euro senior subordinated notes due 2011 | 98.3 | 97.4 |
| | 741.3 | 740.3 |
| **Debentures, other loans and overdrafts** | | |
| 6.375% guaranteed bonds 2009 | 0.1 | 0.1 |
| Overdrafts | 0.1 | 8.5 |
| | 0.2 | 8.6 |
| Finance lease obligations | 1.0 | 1.0 |
| Total gross borrowings | 742.5 | 749.9 |
| **Analysis by maturity** | | |
| Repayable as follows: | | |
| After more than five years | 503.3 | 502.3 |
| Between four and five years | 64.9 | 64.9 |
| Between three and four years | 57.6 | 57.6 |
| Between two and three years | 50.8 | 50.8 |
| Between one and two years | 35.5 | 35.5 |
| | 712.1 | 711.1 |
| Under one year | 30.4 | 38.8 |
| Total gross borrowings | 742.5 | 749.9 |
| Less: Issue costs | (23.1) | (24.1) |
| | 719.4 | 725.8 |
| Less: Included in creditors: amounts falling due within one year | (27.1) | (35.5) |
| | 692.3 | 690.3 |



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6. **Operating exceptional items**

| | 16 weeks ended April 20, 2002 | 16 weeks ended April 21, 2001 |
|---|---|---|
| | (£ millions) | |
| Termination settlement for Canadian distributor | - | 2.6 |
| Factory closures and reorganisation | 6.5 | 2.8 |
| | 6.5 | 5.4 |

7. **Pension schemes**

The Group's principal pension schemes are in the United Kingdom. They are of the defined benefit type funded by payments to separate, trustee administered funds.

These schemes are subject to actuarial valuations, performed by independent, qualified actuaries, at least every three years. At the latest valuations in April 2000, the levels of funding as a percentage of accrued benefit liabilities were 112% (1997 – 106%).

The stability of the age profile of scheme membership dictates the most appropriate actuarial method to be used in valuing a scheme. The independent actuaries have advised that the projected unit method is the most appropriate method for valuing the main pension plan. The attained age method has been retained for the smaller United Kingdom scheme.

The principal actuarial assumptions used in April 2000 and the previous April 1997 valuations were:

| | 2000 | 1997 |
|---|---|---|
| Rate of increase in salaries | 4.3% | 6.0% |
| Rate of increase in pension payments | 2.8% | 4.0% |

The total market value of these schemes' assets at the valuation date was £986.0 million

Prepayments include £33.8 million (December 29, 2001 - £32.0 million) in respect of the Group's pension schemes, resulting from the difference between pension costs charged to the profit and loss account and the amount funded.

Acting on the advice of the Group's actuaries, future contributions payable are set at levels that take account of past service surpluses that currently exist in the scheme.

8. **Disposal**

The disposal of the Group's operations in China was completed on March 25, 2002.

## General

United Biscuits Finance plc and its subsidiaries (collectively, "United Biscuits" or the "company") is the largest manufacturer and marketer of biscuits in the United Kingdom and in Iberia and the second largest manufacturer and marketer of biscuits in each of France, the Netherlands and Belgium. United Biscuits is also the leading manufacturer and marketer of nuts and the second largest manufacturer and marketer of savoury snacks and crisps in the United Kingdom.

The company's operations are organised around two key categories, biscuits and snacks, and are managed through six business units:

| | |
|---|---|
| UK Biscuits | Markets and manufactures biscuits and cakes in the UK and markets biscuits and cakes in the Republic of Ireland |
| Northern Europe | Markets and manufactures biscuits in France, Belgium and Holland |
| Southern Europe | Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia |
| General Export | Exports branded products to over 100 countries around the world through third party distributors |
| UK Snacks | Markets and manufactures savoury snacks, nuts and crisps in the UK |
| Other | Includes the company's Benelux snacks business which manufactures crisps and savoury snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg |

The segmental performance analysis included in this discussion is based on these units.

### Significant Factors Affecting Results of Operations

The company's consolidated results of operations this quarter have been affected by a number of factors, including acquisitions, restructuring programmes and the company's business strategies to shift to a higher margin product mix. In addition, the comparability of the company's results of operations for this quarter versus certain other quarters is affected by seasonality and its accounting periods.

*Acquisitions*

The acquisition of the Middle Eastern assets of Nabisco remains subject to receipt of regulatory approvals or other third-party consents. Pending the completion of this transaction, the company has taken operating control and economic ownership of Nabisco's assets in the Middle East.

The discussion of the company's first quarter results below, relates principally to its continuing operations. Operations that have been disposed of, are excluded from the results of the company's continuing operations. Operations which have been acquired by the company are included within its continuing operations from the date of their acquisition.



JUN-19-2002 07:01 020 7903 0990 89% P.21

*Restructuring Programmes*

In 2001, the company's management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving programme based on implementing operating efficiencies, improving its procurement process, eliminating overhead costs and rationalising manufacturing capacity. During the first quarter of 2002, the company continued to realize the benefits of its cost savings initiatives.

*Business Strategy*

The company's strategy revolves around profitable branded growth funded by cost release and a key platform of this strategy is ensuring strong growth from our most important brands. During the first quarter of 2002, the company completed its review of brand and market portfolio prioritisation. The company has prioritised its markets and identified brands which have strong current consumer image, financial scale, high margins and growth potential. The company will prioritise marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer branded products will be managed to maximise their profit contribution. During the first quarter of 2002 this strategy has affected the company's results of operations, resulting in sales of branded products showing a modest increase of 1.0% but sales overall showing a net decrease of 1.0% as the company focused its activities on producing and marketing those priority branded products which realise higher margins.

*Seasonality*

The company's sales are generally higher towards the end of the year because consumer demand for its products is typically higher during the Christmas and New Year holiday season. The company's working capital position is also affected by the seasonality of its business as it builds up inventories during the third fiscal quarter.

As a result of the seasonality of the company's sales and its fiscal accounting conventions (as discussed below), the results of its operations for any given fiscal quarter will not necessarily be indicative of its results for the full year.

*Accounting Periods*

Due to the nature of its business and the food industry in general, the company manages its business and financial accounting on a weekly basis. The company's fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. The company's first fiscal quarter consists of four four-week periods or 16 weeks, and its remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. As a result, the company's sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.



JUN-19-2002 07:01 020 7903 0990 89% P.22

## Results of Operations

The following discussion relates to the company's continuing operations, which exclude its joint venture operation discontinued in March 2001, and includes the North African business ("UB Tunisia") acquired from Nabisco from April 20, 2001. To assist comparability and show the underlying business performance, the results of UB Tunisia have been deducted from the first quarter of 2002 as their results were not included in the first quarter of 2001.

### *First Quarter of 2002 Compared to First Quarter of 2001*

#### *Turnover*

The company's turnover reflects sales to third parties after trade discounts and excludes sales-related taxes. The company derives its sales from selling biscuits and savoury snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from its export business. The company also derives revenues from selling biscuits, dry dessert mix, fruit juice, canned meat and tomato products in Iberia.

| | Quarter 1 | | |
|---|---|---|---|
| | 2002 | 2001 | % |
| | (£ millions) | | |
| Turnover continuing operations | 342.5 | 345.9 | -1.0% |
| Less: UB Tunisia | (0.6) | | |
| Adjusted Turnover | 341.9 | 345.9 | -1.1% |

Turnover from continuing operations for the first quarter of 2002 decreased slightly from £345.9 million in 2001 to £342.5 million in 2002, a decrease of £3.4 million or 1.0%. After deducting the results for UB Tunisia for the first quarter of 2002, the underlying turnover decreased by £4.0 million or 1.1% including foreign exchange translation loses of £0.5 million. The underlying decrease in turnover has been driven by a 1.0% reduction in retailer brand sales and a 31.5% decrease in contracted sales to Danone. The contract for the supply of products to Danone is due to end in the fourth quarter of 2002. Branded sales have grown by 1.0%, with increased sales in Northern Europe, Southern Europe and Export offsetting shortfalls in UK Snacks and Benelux Snacks. The sales performance in the first quarter of 2002 reflects our strategy of driving growth through our priority brands through increased focus and investment, whilst managing non strategic and retailer brands for profitability.

#### *Cost of Sales*

The company's cost of sales includes the costs of ingredients, packaging materials, direct labour and manufacturing overhead. The major ingredients the company uses are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. The company's labour costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

*Cost of Sales – continued*

| | Quarter 1 | | |
|---|---|---|---|
| | 2002 | 2001 | % |
| | (£ millions) | | |
| Cost of sales continuing operations | 192.1 | 199.4 | -3.7% |
| Less: UB Tunisia | (0.4) | | |
| Adjusted Cost of sales | 191.7 | 199.4 | -3.9% |

Cost of sales from continuing operations decreased from £199.4 million in the first quarter of 2001 to £192.1 million in the first quarter of 2002, a decrease of £7.3 million or 3.7%. After deducting the first quarter of 2002 cost of sales relating to UB Tunisia, underlying cost of sales has decreased by £7.7 million or 3.9% which compares to an underlying sales decrease of 1.1%. This improvement in margin is predominantly driven by the company's cost reduction strategy which has led to improved manufacturing efficiency and procurement savings. We are continuing our "eSourcing" initiative which was launched in the third quarter of 2001 and which allows our suppliers to tender a bid for certain contracts on-line. This has resulted in successful cost savings across a number of supply categories. We are also continuing to implement changes in ways of working across our UK and Northern Europe supply chain processes. This requires significant organisational change which, in conjunction with other manufacturing efficiency programmes, will continue to deliver cost saving benefits throughout 2002.

*Gross Profit*

| | Quarter 1 | | |
|---|---|---|---|
| | 2002 | 2001 | % |
| | (£ millions) | | |
| Gross profit continuing operations | 150.4 | 146.5 | +2.7% |
| Less: UB Tunisia | (0.2) | | |
| | 150.2 | 146.5 | +2.5% |

Gross profit increased from £146.5 million in the first quarter of 2001 to £150.4 million in the first quarter of 2002, an increase of £3.9 million or 2.7%. This equates to a gross profit margin of 43.9% in the first quarter of 2002, compared to 42.4% in 2001. After deducting the increase attributable to the results of UB Tunisia in the first quarter of 2002, underlying gross profit has increased by £3.7 million or 2.5%. The gross margin remains the same at 43.9%. The improvement in margin is attributable to an improved product mix, recovery of cost inflation through price increases, manufacturing efficiencies and product cost reduction initiatives.

*Distribution, Selling & Marketing Costs*

The company's distribution expenses represent the cost of warehousing its products and transporting them to its distributors and retail customers. The company's selling expenses represent operating costs associated with its sales force, including employee compensation and commissions. The company's marketing expenses consist of advertising expenses, the cost of promotions and marketing overhead costs. The company's promotional costs include, among other things, discounts the company gives to retailers in connection with product-specific promotions. The company's distribution, selling and marketing expenses also include costs associated with new product development.

***Distribution, Selling & Marketing Costs – continued***

| | Quarter 1 | | |
|---|---|---|---|
| | 2002 | 2001 | % |
| | (£ millions) | | |
| Distribution, selling & marketing continuing operations | 108.9 | 110.7 | -1.6% |
| Less: UB Tunisia | (0.1) | | |
| Adjusted Distribution, selling and marketing costs | 108.8 | 110.7 | -1.7% |

Distribution, selling and marketing costs decreased from £110.7 million in the first quarter of 2001 to £108.9 million in the first quarter of 2002, a decrease of £1.8 million or 1.6%. After deducting the increase attributable to UB Tunisia in the first quarter of 2002, underlying costs decreased by £1.9 million or 1.7%. In line with our strategy of increasing investment across our priority brands, marketing expenditure has risen 3.3% from the first quarter of 2001 to the first quarter of 2002. However, cost reduction initiatives have driven a 9.1% saving across the other categories of distribution, selling and marketing costs which have resulted in an overall net saving of 1.7%.

***Administrative Expenses***

The company's administrative expenses consist primarily of costs associated with its finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

| | Quarter 1 | | |
|---|---|---|---|
| | 2002 | 2001 | % |
| | (£ millions) | | |
| Administrative expenses continuing operations before exceptional items | 22.5 | 22.3 | +0.9% |
| Less: UB Tunisia | (0.0) | | |
| Adjusted Administration expenses | 22.5 | 22.3 | +0.9% |

Excluding operating exceptional items of £6.5 million in the first quarter of 2002 (2001 : £5.4 million) which are described separately below, our administrative expenses increased from £22.3 million to £22.5 million, an increase of £0.2 million or 0.9%. The modest increase in cost reflects the underlying inflationary increase offset by wide ranging cost saving initiatives which are the result of the removal of layers of management through organisational re-alignment and the consolidation of the UK Southeast head office last year.

The majority of administrative costs are directly related to the operations of the company's business units and consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs which are not included within the segmental results are considered central costs and represent corporate governance activities including executive costs, legal and company secretarial, pension administration, tax and treasury. These costs have increased slightly from £3.6 million in the first quarter of 2001 to £3.7 million in the first quarter of 2002 which reflects the underlying inflationary increase offset by cost reductions flowing from the organisational alignment and cost savings initiatives.

*Other income*

Our other income consists principally of royalties received in connection with longstanding licensing arrangements for certain brands in Japan and the United States, the results of undertaking hedging in connection with foreign currency transactions, and any other income that arises from time to time that is appropriate to include in other income. Other income for the first quarter of 2002 amounted to £0.6 million and relates to royalty income. In the first quarter of 2001, royalty income received was offset by foreign exchange losses.

*Operating Exceptional Items*

Operating exceptional items for the first quarter of 2002 totalled £6.5 million and consisted of £2.2 million in restructuring charges relating to the implementation of the ways of working review across the UK supply chain, £1.3 million in connection with our Southern Europe overhead reduction programme, £1.6 million relating to our Northern Europe overhead reduction programme and £1.4 million in connection with other overhead reduction initiatives and manufacturing efficiency projects.

In the first quarter of 2001, operating exceptional items totalled £5.4 million and principally related to £2.6 million paid to settle a contract termination claim with a Canadian distributor and £1.3 million in restructuring charges relating to the consolidation of the company's UK Southeast head office.

***EBITDA***

| | Quarter 1 | |
|---|---|---|
| | 2002 | 2001 |
| | (£ millions) | |
| Operating profit before exceptionals | 8.4 | 3.2 |
| Less: operating profit in joint ventures | (0.1) | (0.8) |
| Add: depreciation and goodwill amortisation on continuing operations | 27.1 | 28.2 |
| EBITDA continuing operations | 35.4 | 30.6 |
| Less: UB Tunisia | (0.2) | |
| EBITDA | 35.2 | 30.6 |

EBITDA before exceptional items for the first quarter of 2002 was £35.4 million compared to £30.6 million in the first quarter of 2001, an increase of £4.8 million or 15.7%. Excluding the increase in EBITDA attributable to UB Tunisia for the first quarter of 2002, underlying EBITDA has grown by 15.2%. The strong increase in the first quarter is as a result of improved margins and overhead savings due to cost reduction initiatives.

As a result of the year to date performance, the company's pro forma EBITDA for the 13 four-week periods ended April 20, 2002 was £170.2 million compared to a pro forma EBITDA of £165.5 million for the 13 four-week periods ended December 29, 2001.



JUN-19-2002 07:01 020 7903 0990 89% P.26

**Segmental Performance**

***UK Biscuits***

Turnover decreased from £141.1 million in the first quarter of 2001 to £137.7 million in the first quarter of 2002, a decrease of £3.4 million or 2.4%. The decrease in sales was mainly driven by a 4.6% fall in retailer brands and a 31.5% reduction in the contract manufacturer sales to Danone. Danone have given notice to terminate the manufacturing contract, entered into at the time a number of our overseas businesses were acquired by Danone as part of the UB acquisition, with effect from the fourth quarter of 2002. This termination will reduce turnover by approximately £15 million on an annualised basis. Branded sales in the first quarter of 2002 are in line with sales for the same period in 2001. Sales of *McVities Core* have benefited from the launch of *Munchbites* in March 2002 and the sales of the *Minis* range which was launched in 2001. Sales of *go ahead!* are slightly behind due to a reduced programme of promotional activity in the first quarter of 2002 compared to the first quarter of 2001. *Penguin* and *Jaffa* sales were in line with the first quarter of 2001. This sales performance across the *McVitie's* portfolio of brands is in line with the our strategy of focusing on growth across our priority brands whilst managing our retailer brands and non strategic brands to maximise profitability. Price increases planned for the first quarter of 2002 were successfully implemented in March across the range of brands.

During the third quarter of 2001, the company announced its intention to close its Hatton manufacturing facility in Scotland. Consultations with the Hatton employees have now been completed with closure expected in August 2002. The company also announced a review of ways of working across the UK supply chain. The review and implementation are progressing well in accordance with the original plan.

Operating profit before goodwill and exceptional items rose from £14.1 million in the first quarter of 2001 to £15.9 million, an increase of 12.8%. The average gross margin of UK biscuit sales rose from 55.6% in the first quarter of 2001 to 57.0% in the first quarter of 2002. This improvement in margin was driven by our continuing strategy of manufacturing and purchasing cost savings and the impact of an improving mix of brands as we strive towards growth in our branded portfolio. Distribution, selling and marketing costs are down in the first quarter of 2002, due predominantly to overhead savings generated as a result of the continued implementation of the cost saving initiatives.

***Northern Europe Biscuits***

Turnover increased from £55.0 million in the first quarter of 2001 to £56.5 million in the first quarter of 2002, an increase of 2.7% after taking account of currency losses of £0.3 million. This was driven by the strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands. Across Northern Europe, branded biscuit sales rose 9.0% from the first quarter of 2001 to the first quarter of 2002. This was driven by strong sales in France due to successful launches of *BN Mini Max* and *BN Petit Dejeuner*. The *BN* and *Delacre* ranges have also benefited from successful promotional activities and strong sales of *Delacre Tentation Chocolat* which was launched in December 2001. *Sultana* sales are also ahead of last year due to media and promotional support and the successful launch of *Sultana Start* and *Sultana Fruits and Cereals*. Our strategy of focussing on higher margin products and driving manufacturing cost savings has resulted in an increase in gross margin from 61.7% for the first quarter of 2001 to 64.6% in the first quarter of 2002. Further cost savings identified within overheads as part of the cost saving initiatives have allowed us to increase our marketing by 18.6% compared to the first quarter of 2001. As a result of the improved margins and strict cost

*Northern Europe Biscuits – continued*

control, the operating loss before goodwill and exceptionals reduced from £4.5 million in the first quarter of 2001 to £1.3 million in 2002.

A key element of our strategy is the substantial improvement in profitability of the Northern Europe business. In 2001, we undertook a review of overheads across Northern Europe. The implementation of this review is currently taking place and 90 people have now left the business as a result while a further 20 jobs will be affected. In addition, we have reviewed our supply chain processes across Northern Europe. As a result, significant organisational changes are being implemented in Northern Europe which will drive improvements in manufacturing efficiency.

As part of our strategy to reduce costs, the closure of the Ede biscuit factory in the Netherlands was completed in January 2002. In addition, an industrial dispute in the Vertou facility in France in February 2002 has been resolved without any material impact to the business.

*Southern Europe Biscuits*

Sales increased from £36.5 million in the first quarter of 2001 to £40.9 million in the first quarter of 2002, an increase of £4.4 million or 12.1%. Turnover has increased across the portfolio of brands with *Filipinos, Chiquilin* and *Fontaneda Core* benefiting from the support of successful advertising campaigns and the launch of *Chiquilin Energy*. As a result, marketing expenditure has increased by 13.3% compared to the first quarter of 2001, however gross margin has also increased from 57.2% in the first quarter of 2001 to 59.1% in the first quarter of 2002 due to an improved product mix and price increases secured in the market place. Operating profit before goodwill and exceptional items has increased from £1.6 million in the first quarter of 2001 to £3.2 million in the first quarter of 2002, an increase of £1.6 million. This reflects the overall increase in sales, the improvement in product mix and the offsetting increase in marketing expenditure.

On April 4, 2002, we announced the closure of the Aguilar facility in Spain. Production will transfer to our other facilities in Spain. Although there has been some local opposition to the proposal, to date there has been no material impact on our business. We are working with unions and the local community to reach a satisfactory conclusion.

*General Export*

Our strategy for the export segment is to manage the existing portfolio of revenues to improve overall profitability by prioritising investment and reducing activity in non-profitable areas. Sales increased in the first quarter of 2002 from £15.2 million to £16.2 million in the first quarter of 2002, an increase of £1.0 million, or 6.6%. Of this increase £0.6 million relates to the acquisition of UB Tunisia, therefore underlying sales have increased by £0.4 million or 2.6%. The increase in sales was primarily driven by the successful execution of promotions in Germany. Operating profit before goodwill and exceptional items has increased by £1.1 million from £0.9 million in the first quarter of 2001 to £2.0 million in the first quarter of 2002. The results are consistent on an underlying basis as the Tunisian operating profit does not have an impact. The overall profitability of the general export segment has improved in the first quarter due to an improved product mix. In addition, cost reduction programmes which have resulted in the closure of a number of regional offices and a reduction in the number of head office staff has led to a continuing improvement in the profitability of the segment.

*UK Snacks*

Turnover decreased from £88.6 million in the first quarter of 2001 to £82.9 million in the first quarter of 2002, a decrease of £5.7 million or 6.4%. The UK savoury snacks market is highly competitive. As part of our strategy, we have invested heavily in the priority brands to drive growth whilst at the same time pursuing a long term strategy. During the first quarter of 2001, we invested heavily in promotional and marketing activities to support new product developments. In 2002, however, marketing expenditure was targeted for the second quarter; therefore a lower sales level was anticipated in the first quarter. Sales across the range were also affected by a more competitive environment resulting from promotional activity undertaken by our competitors. Our programme of new product developments and media expenditure has continued to be delivered successfully with the launch of *Hula Hoops Shoks* and the relaunch of *KP Nuts* taking place at the end of the first quarter of 2002. Operating profit before goodwill and exceptional items has decreased from £6.3 million in the first quarter of 2001 to £4.5 million in the first quarter of 2002, a decrease of £1.8 million. The impact of the increased competition in relation to our branded products, resulted in an adverse mix which has reduced the gross margin from 60.9% in the first quarter of 2001 to 60.1% in the first quarter of 2002. However, this sales and margin decline has been partially offset by savings in overheads driven by the cost reduction initiatives.

*Other*

Benelux Snacks sales were disappointing in the first quarter of 2002, resulting in an operating loss before goodwill and exceptionals of £1.0 million for the first quarter, compared to a £1.3 million loss in the first quarter of 2001. Management is currently undertaking appropriate action to address the problem.

## Liquidity and Capital Resources

### *Overview*

The company's principal sources of funds are cash generated from its operating activities and long-term borrowings. The company's principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing its cost-saving initiatives, working capital and debt service and repayment obligations.

### *Cash Flows*

*Cash flow from operating activities*. The company had a net cash inflow of £6.9 million in respect of operating activities during the first quarter of 2002. This net inflow comprised of £35.5 million generated from operations, £10.9 million expended on rationalisation and exceptionals and an increase in working capital of £17.7 million. The increase in working capital includes a £38.2 million decrease in trade and other creditors which related to the advance received from Nabisco in 2000 in anticipation of their acquisition of the Group's operations in China. The disposal was completed in the first quarter of 2002 and the advance was reclassified as sale proceeds. The compensating inflow in the first quarter of 2002 is reflected in cash flow from acquisitions and disposals. Therefore there was an underlying decrease in working capital of £20.5 million.

*Cash flow from returns on investments and servicing of finance*. In addition to the above, the company had net cash outflows from returns on investment and serving of financing of £11.4 million relating principally to interest payments.

*Cash flow from capital expenditure and financial investment*. The company had net cash outflows of £11.4 million relating to capital expenditures.

*Cash flow from acquisitions and disposals*. During the first quarter of 2002, the company completed the disposal of the Group's operations in China to Nabisco. The cash flow statement shows a cash inflow of £38.2 million in connection with this although an amount equal to the sale proceeds was received in 2000 in the form of an advance. The compensating outflow in the first quarter of 2002 is reflected in cash flow from operating activities.

### *Debt Service Obligations*

Following the end of the first quarter of 2002, the company received £36.9 million in US tax refunds relating to the reorganisation of the company's US business in 1992 and a purchase price adjustment, also as a result of US tax refunds, in connection with the subsequent disposal of the US business in 1996. As a consequence of this, and in addition utilising surplus cash generated from its operating activities, the company prepaid £54.8 million of its senior facilities. On April 26, 2002, £20.0 million was prepaid against the scheduled Facility A repayment due on October 28, 2002 and part of the repayment due on April 28, 2003 together with £19.8 million which was allocated across all the facility loans in accordance with the terms of the senior facilities agreement. On May 24, 2002, a further £15.0 million was prepaid against Facility D. Additionally, on April 26, 2002, the company made its third semi-annual instalment payment in the amount of £14.9 million under Facility A of its senior credit facility.

Facility A is scheduled to be repaid in nine additional semi-annual instalments starting in April 2003 and ending in April 2007. The remaining term loan facilities under the senior credit facility are required to be repaid beginning in November 2007.

*Debt Service Obligations - continued*

Under the senior credit facility, there was a £90.0 million revolving credit facility available for general corporate purposes. The revolving credit facility allows for revolving advances, the provision of up to £25.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £90.0 million outstanding at any time. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility. No drawings were made under the facility during the first quarter of 2002. On May 10, 2002, at the request of the company, £30.0 million of the revolving credit facility was cancelled, leaving a facility of £60.0 million available.

An amount of £6.0 million has been drawn down as ancillary facilities under the revolving credit facility, to cover day-to-day requirements of the UK business. Of this sum, £4.6 million is for the provision of an overdraft facility and £1.4 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility at April 20, 2002.

There is also a contingent liability for a £1.0 million letter of credit issued to Rabobank to cover an overdraft facility of £1.0 million for the group's Dutch subsidiaries. There were no drawings under the Dutch facility at April 20, 2002.

On April 20, 2002, £83.0 million of the revolving credit facility remained available to be drawn. Following the cancellation of part of the revolving credit facility on May 10, 2002, £53.0 million was available to be drawn.

The company believes that the cash flow generated from its operating activities, together with borrowings under the senior credit facility, should be sufficient to fund its debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future.


UB
Enriching Everyday Moments

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2002

**UNITED BISCUITS FINANCE PLC**
(Registrant)

By: /s/ Ian Cray
Name: Ian Cray
Title: Chief Financial Officer